Exhibit 4.2

PROMISSORY NOTE

$30,000.00	Fairfax, Virginia March 13, 2013

FOR VALUE RECEIVED, the undersigned, Next Generation Energy Corp. (the "Debtor"), promise to pay to the order of Actual Investments, LLC (the "Creditor"), without offset, the sum of THIRTY THOUSAND DOLLARS ($30,000.00), together with interest on the unpaid principal from the date set forth below until paid, payable in full no later than March 12, 2014. Interest payable at the rate of 6 percent (6%) per annum shall accrue on any balance from execution of this Promissory Note. Any payment received hereunder shall first be applied to any accrued interest, and the balance of each such payment, if any, shall then be applied to principal. Debtor shall be entitled to prepay principal without penalty.

All amounts payable under and by virtue of this Note shall be payable, without offset, at 2025 4th St., Suite 102A, Santa Monica, CA 90405 or at such other place as the Creditor hereof may so designate in writing from time to time, in lawful money of the United States which shall be legal tender in the payment of all debts and dues, public and private, at the time of payment.

DEBTOR: Next Generation Energy Corp.

By:	/s/ Darryl Reed
Darryl Reed, CEO